Lorus Therapeutics Inc.
Consolidated Balance Sheets

	As at	As at
	August 31, 2006	May 31, 2006
(amounts in Canadian 000's)	(Unaudited)	(Audited)
ASSETS
Current
Cash and cash equivalents	$13,286	$2,692
Short-term investments (note 4)	4,873	5,627
Prepaid expenses and other assets	703	515
	18,862	8,834
Long-term
Fixed assets	785	885
Deferred financing charges	456	481
Goodwill	606	606
Acquired patents and licenses	262	655
	2,109	2,627
	$20,971	$11,461
LIABILITIES
Current
Accounts payable	$596	$555
Accrued liabilities	2,448	2,460
	3,044	3,015
Long-term
Secured convertible debentures	11,221	11,002
SHAREHOLDERS' EQUITY (DEFICIT)
Share capital (note 2)
Common shares	156,928	145,001
Equity portion of secured convertible debentures	3,814	3,814
Stock options (note 3)	4,614	4,525
Contributed surplus	7,681	7,665
Warrants	991	991
Deficit accumulated during development stage	(167,322)	(164,552)
	6,706	(2,556)
	$20,971	$11,461

See accompanying notes to the unaudited consolidated financial statements

Lorus Therapeutics Inc.
Consolidated Statements of Loss and Deficit (unaudited)

			Period
	Three	Three	from inception
	months ended	months ended	Sept. 5, 1986 to
(amounts in Canadian 000's except for per common share data)	Aug 31, 2006	Aug 31, 2005	Aug 31, 2006
REVENUE	$7	$1	$713
EXPENSES
Cost of sales	3	-	90
Research and development	1,331	3,957	111,806
General and administrative	788	1,076	48,263
Stock-based compensation (note 3)	113	291	6,863
Depreciation and amortization	100	130	8,923
Operating expenses	2,335	5,454	175,945
Interest expense on convertible debentures	265	198	1,447
Accretion in carrying value of convertible debentures	219	186	1,435
Amortization of deferred financing charges	25	20	196
Interest income	(67)	(115)	(10,988)
Loss for the period	2,770	5,742	167,322
Deficit, beginning of period	164,552	146,643	-
Deficit, end of period	$167,322	$152,385	$167,322
Basic and diluted loss per common share	$0.01	$0.03
Weighted average number of common shares
outstanding used in the calculation of
basic and diluted loss per share	186,529	172,713

See accompanying notes to the unaudited consolidated financial statements

Lorus Therapeutics Inc.

Consolidated Statements of Cash Flows (unaudited)

			Period
	Three	Three	from inception
	months ended	months ended	Sept. 5, 1986 to
(amounts in Canadian 000's)	Aug 31, 2006	Aug 31, 2005	Aug 31, 2006
OPERATING ACTIVITIES
Loss for the period	$(2,770)	$(5,742)	$(167,322)
Add items not requiring a current outlay of cash:
Stock-based compensation	113	291	6,863
Interest expense on convertible debentures	265	198	1,447
Accretion in carrying value of convertible debentures	219	186	1,435
Amortization of deferred financing charges	25	20	196
Depreciation, amortization and write-down of fixed assets	493	523	21,222
Other	-	-	707
Net change in non-cash working capital
balances related to operations	(159)	(285)	1,433
Cash used in operating activities	(1,814)	(4,809)	(134,019)
INVESTING ACTIVITIES
Maturity (purchase) of short-term investments, net	754	8,229	(4,873)
Business acquisition, net of cash received	-	-	(539)
Acquired patents and licenses	-	-	(715)
Additions to fixed assets	-	(70)	(6,049)
Cash proceeds on sale of fixed assets	-	-	348
Cash provided by (used in)
investing activities	754	8,159	(11,828)
FINANCING ACTIVITIES
Issuance of debentures, net proceeds	-	-	12,948
Issuance of warrants	-	-	37,405
Issuance of common shares, net of issuance costs	11,654	-	109,025
Additions to deferred financing charges	-	-	(245)
Cash provided by financing activities	11,654	-	159,133
Increase in cash and cash
equivalents during the period	10,594	3,350	13,286
Cash and cash equivalents,
beginning of period	2,692	2,776	-
Cash and cash equivalents,
end of period	$13,286	$6,126	$13,286

See accompanying notes to the unaudited consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three months ended August 31, 2006 and 2005

1.

Basis of presentation

These unaudited consolidated interim financial statements of Lorus Therapeutics Inc. (“the Company”) have been prepared by the Company in accordance with Canadian generally accepted accounting principles for interim financial statements and do not include all the information required for complete financial statements.  The unaudited interim financial statements follow the same accounting policies and methods of application as the audited annual financial statements for the year ended May 31, 2006 and as set out in Note 2. These statements should be read in conjunction with the audited consolidated financial statements for the year ended May 31, 2006.

The information presented as at and for the three months ended August 31, 2006 and August 31, 2005 reflect, in the opinion of management, all adjustments consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented.  Interim results are not necessarily indicative of results for a full year.

The Company has not earned substantial revenues from its drug candidates and is therefore considered to be in the development stage.  The continuation of the Company’s research and development activities is dependent upon the Company’s ability to successfully finance its cash requirements through a combination of equity financing and payments from strategic partners.  The Company has no current sources of payments from strategic partners.  In addition, the Company will need to repay or refinance the secured convertible debentures on their maturity should the holder not chose to convert the debentures into common shares.  There can be no assurance that additional funding will be available at all or on acceptable terms to permit further clinical development of the Company’s product candidates or to repay the convertible debentures on maturity.

Management believes that the Company’s current level of cash and short-term investments will be sufficient to execute the Company’s current planned expenditures for the next twelve months.  If the Company is not able to raise additional funds, it may not be able to continue as a going concern and realize its assets and pay its liabilities as they fall due. The financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate.  If the going concern basis were not appropriate for these financial statements, then adjustments would be necessary in the carrying value of the assets and liabilities, the reported revenues and expenses and the balance sheet classifications used.

2.   Share capital

  (a)  Continuity of common shares and warrants

(amounts and units in 000's)	Common Shares		Warrants
	Number Amount		Number Amount
Balance at May 31, 2005	172,541	$144,119	3,000	$991
Interest payments (b)	265	198	—	—
Balance at August 31, 2005	172,806	$144,317	3,000	$991
Interest payments (b)	537	209	—	—
Balance at November 30, 2005	173,343	$144,526	3,000	$991
Interest payments (b)	672	224	—	—
Balance at February 28, 2006	174,015	$144,750	3,000	$991
Interest payments (b)	679	251	—	—
Balance at May 31, 2006	174,694	$145,001	3,000	$991
Equity issuance (c)	33,800	11,640	—	—
Interest payments (b)	792	265	—	—
Stock option exercises	46	22	—	—
Balance at August 31, 2006	209,332	$156,928	3,000	$991

 (b) Interest payments

Interest payments relate to interest payable on the $15.0 million convertible debentures payable at a rate of prime +1% until such time as the Company’s share price reaches $1.75 for 60 consecutive trading days, at which time, interest will no longer be charged. Common shares issued in payment of interest were issued at a price equal to the weighted average trading price of such shares for the ten trading days immediately preceding their issue in respect of each interest payment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three months ended August 31, 2006 and 2005

(c) Equity issuances

On August 30, 2006, the Company raised gross proceeds of $10,368,000 by way of a subscription agreement for 28,800,000 common shares at a price of $0.36 per common share.  The 28,800,000 common shares have been qualified for distribution in Canada under a short form prospectus filed on August 25, 2006 with the Ontario Securities Commission.  In connection with the transaction, the investor received demand registration rights that will enable the investor to request the registration or qualification of the common shares for resale in the United States and Canada, subject to certain restrictions. These demand registration rights will expire on June 30, 2012.

On August 31, 2006, the Company raised gross proceeds of $1,800,000 by way of a private placement for 5,000,000 common shares at a price of $0.36 per common share.

The Company incurred expenses of $527,000 related to these issuances, which have been recorded as a reduction to share capital.

During the quarter ended August 31, 2006, 46,000 stock options were exercised for cash proceeds of $14,000 (August 31, 2005 – nil)

(d) Loss per share

The Company has excluded from the calculation of diluted loss per share all common shares potentially issuable upon the exercise of stock options, warrants and the convertible debenture that could dilute basic loss per share, because to do so would be anti-dilutive.

  (e)  Continuity of contributed surplus

(amounts in 000's)	2007	2006
Balance at beginning of the year	$7,665	$6,733
Forfeiture of vested options	16	—
Balance at end of the period	$7,681	$6,733

 3.  Stock-Based Compensation

(a) Continuity of stock options

	Three
	months		Three months
	ended	Weighted	ended
	Aug 31, 2006	average exercise	Aug 31, 2005	Weighted average
	(000’s)	price	(000’s)	exercise price
Outstanding at beginning
of period	10,300	$0.70	8,035	$0.96
Granted	2,417	$0.33	3,713	$0.78
Exercised	(46)	$0.30	—	—
Forfeited	(389)	$0.58	(227)	$0.86
Outstanding at end of
period	12,282	$0.63	11,521	$0.90

In the first quarter of 2007, stock compensation expense of $113,000 (August 31, 2005 - $291,000) was recognized, representing the amortization applicable to the current period of the estimated fair value of options granted since June 1, 2002.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Unaudited)

Three months ended August 31, 2006 and 2005

(b) Fair value assumptions

The following assumptions were used in the Black-Scholes option-pricing model to determine the fair value of stock options granted during the period:

	Three months	Three months ended	Year ended
	ended	August 31, 2005	May 31, 2006
	August 31, 2006
Risk free interest rate	4.5%	2.25%	2.25-4.00%
Expected dividend yield	0%	0%	0%
Expected volatility	80%	70%	70-81%
Expected life of options	5 years	5 years	2.5-5 years
Weighted average fair value of options
granted or modified in the period	$0.22	$0.46	$0.33

The amounts estimated according to the Black-Scholes option pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

  (c)  Continuity of stock options

(amounts in 000's)	2007	2006
Balance at beginning of the year	$4,525	$4,252
Forfeiture of stock options	(16)	—
Stock option exercise	(8)
Stock option expense	113	291
Balance at August 31	$4,614	$4,543

4.   Short term investments

As at August 31, 2006 (amounts in 000’s)

	Less than	Greater than
	one year	one year		Yield to
	maturities	maturities	Total	maturity
Fixed income government
investments	$2,823	$—	$2,823	3.55-3.64%
Corporate instruments	2,050	—	2,050	3.84-3.87%
Balance	$4,873	$—	$4,873

The Company received proceeds of $12.2 million just prior to the end of the quarter from the equity issuances disclosed in note 2 above.  This amount is reported in cash and cash equivalents at the end of the quarter.

As at May 31, 2006 (amounts in 000’s)

	Less than	Greater than
	one year	one year		Yield to
	maturities	maturities	Total	maturity
Fixed income government
investments	$2,838	$—	$2,838	3.55-3.64%
Corporate instruments	2,789	—	2,789	3.46-3.87%
Balance	$5,627	$—	$5,627

At August 31, 2006 and May 31, 2006, the carrying values of short term investments approximate their quoted market values.  Short term investments held at August 31, 2006 have varying maturities from one to four months (May 2006 – one to six months).

5.   Corporate changes

In November 2005, as a means to conserve cash and refocus operations, the Company scaled back some activities related to the Virulizin® technology and implemented a workforce reduction of approximately 39% or 22 employees.

In accordance with EIC 134 – Accounting for Severance and Termination Benefits, during the period ended November 30, 2005 the Company recorded severance compensation expense for former employees of $557,000 in the prior year.  Of this expense, $468,000 was presented in the income statement as general and administrative expense and $89,000 as research and development expense. Accounts payable and accrued liabilities at August 31, 2006 include severance and compensation expense liabilities relating to the Company’s November 2005 corporate changes of $64,000 that are expected to be paid by December 2006.

6.   Secured convertible debentures

The terms of the secured convertible debentures are described in note 13 to the Company's annual consolidated financial for the year ended May 31, 2006.  The debentures are due on October 6, 2009 and may be convertible at the holder's option at any time in to common shares of the Company at a conversion price of $1.00 per share.  The lender has the option to demand repayment in the event of default, including the failure to maintain certain subjective covenants, representations and warranties.

Management assesses on a quarterly basis whether or not events during the quarter could be considered an event of default.  This assessment was performed and management believes that there has not been an event of default and that, at August 31, 2006; the term of the debt remains unchanged.

7.   Subsequent Event

On September 19, 2006 the Company announced that Dr. Jim A Wright would step down as the President and Chief Executive Officer effective September 21, 2006.  The departure of Dr. Wright resulted in a liability based on a mutual separation agreement executed subsequent to the quarter end of approximately $500 thousand.  The amount will be paid by the end of the third quarter 2007.